UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

307675108

(CUSIP Number)

Richard F. Farmer

c/o Farmer Bros. Co.

13601 North Freeway, Suite 200

Fort Worth, TX 76177

(888) 998-2468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Francis Farmer, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,176
	8.	Shared Voting Power 2,075,498 (1)
	9.	Sole Dispositive Power 634,176
	10.	Shared Dispositive Power 2,075,498 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,674 shares of Common Stock, $1.00 par value (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.
(2)	The percentages used herein and in the rest of this Amendment No. 3 to Schedule 13D are calculated based upon there being 16,769,029 shares of the Common Stock outstanding as of May 5, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on May 6, 2016.

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Farmer Revocable Trust, dated December 29, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Trust governed by the laws of the State of California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,176
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 634,176
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,176 shares of Common Stock, $1.00 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)
14.	Type of Reporting Person (See Instructions) OO (Trust)

(1)	The percentages used herein and in the rest of this Amendment No. 3 to Schedule 13D are calculated based upon there being 16,769,029 shares of the Common Stock outstanding as of May 5, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on May 6, 2016.

SCHEDULE 13D

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) originally filed with the Securities and Exchange Commission (“SEC”) on March 14, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 15, 2005, and as further amended by Amendment No. 2 thereto filed with the SEC on September 21, 2006, relates to shares of Common Stock, $1.00 par value (“Common Stock”), of Farmer Bros. Co., a Delaware corporation (the “Company”), having its principal executive offices at 13601 North Freeway, Suite 200, Fort Worth, Texas 76177. The Schedule 13D, as previously filed with the SEC, was filed as a joint statement by a number of persons, including the Reporting Persons signatory to this Amendment No. 3. This Amendment No. 3 amends the Schedule 13D, as previously amended, solely to reflect the sale by the Richard F. Farmer Revocable Trust, dated December 29, 1995, of 600,000 shares of Common Stock on May 19, 2016.

Item 1.	Security and Issuer

The address of the Company is 13601 North Freeway, Suite 200, Fort Worth, Texas 76177.

Item 2.	Identity and Background

This Amendment No. 3 is being filed solely by each of the following persons (collectively, the “Reporting Persons” and individually, a “Reporting Person”) to reflect changes in the information relating only to the Reporting Persons contained in the Schedule 13D, as previously amended:

(a) Name:

(i) Richard Francis Farmer, Ph.D. (“Dr. Farmer”), who is the sole trustee of the Trust (as defined below).

(ii) Richard F. Farmer Revocable Trust, dated December 29, 1995 (the “Trust”).

(b) The business address for each of the Reporting Persons is: c/o Farmer Bros. Co., 13601 North Freeway, Suite 200, Fort Worth, Texas, 76177.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Unchanged.

Item 5.	Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are hereby amended as follows only insofar as such sections refer to the Reporting Persons:

(a) Dr. Farmer is the indirect beneficial owner, in the aggregate, of 2,709,674 shares, representing 16.2% of the 16,769,029 shares of Common Stock outstanding. Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

The Trust is the direct beneficial owner of 634,176 shares of Common Stock, representing 3.8% of the 16,769,029 shares of Common Stock outstanding.

(b) Dr. Farmer has: (i) shared voting and dispositive power over 2,075,498 share of the Common Stock, representing 12.4% of the 16,769,029 shares of Common Stock outstanding; and (ii) as the sole trustee of the Trust, has the sole power to vote and dispose of 634,176 shares of the Common Stock, representing 3.8% of the 16,769,029 shares of Common Stock outstanding.

The Trust has the sole power to vote and dispose of 634,176 shares of the Common Stock, representing 3.8% of the 16,769,029 shares of Common Stock outstanding.

(c) As reported on a Form 4 filed by Dr. Farmer on April 13, 2016, the Trust sold 5 shares of Common Stock on April 11, 2016 pursuant to a Rule 10b5-1 trading plan previously adopted by the Trust. As reported on a Form 4 filed by Dr. Farmer on May 20, 2016, the Trust sold 600,000 shares of Common Stock in a private sale to four institutional investors on May 19, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Unchanged.

Item 7.	Material to be Filed as Exhibits.

Unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 23, 2016

By:	/s/ Richard F. Farmer
Richard F. Farmer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date: May 23, 2016

Richard F. Farmer Revocable Trust, dated December 29, 1995

By:	Richard F. Farmer
Richard F. Farmer, Trustee

4